Mail Stop 3561

May 11, 2009

Mr. Donald B. Schroeder, Chief Executive Officer
Tim Hortons Inc.
874 Sinclair Road
Oakville, Ontario Canada L6K 2Y1

     Re: **Tim Hortons, Inc.**
             Form 10-K for the fiscal year ended December 28, 2008
             Filed February 26, 2009
             File No. 001-32843

Dear Mr. Schroeder:

We have reviewed your filings and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2008</u>

<u>Notes to the Consolidated Financial Statements, page 99</u>
<u>Note 20 Stock-Based Compensation, page 129</u>
<u>*Stock options and tandem stock appreciation rights,* page 132</u>

1.   We note from page 133 that you use the simplified method of estimating the expected term for such stock options. According to SAB 110, the simplified method for estimating the expected term of the stock option is used with stock options that possess "plain vanilla" characteristics, as defined in Topic 14:D.2 of the Staff Accounting Bulletins. As your stock options are tandem awards that include stock appreciation rights, please tell you why you believe such options should be considered "plain vanilla" and provide us with the basis which supports your conclusions.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Donald B. Schroeder, CEO
Tim Hortons Inc.
May 11, 2009
Page 3

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief